EXHIBIT “1”

APPLICANT’S FINANCIALS FOR ITS FISCAL YEAR ENDED 30 JUNE 201 8

WATERSIDE CAPITAL CORPORATION

Balance Sheets

June 30, 2018 and 2017

	2018	2017
ASSETS
Cash	$4,624	$-
TOTAL ASSETS	$4,624	$-
LIABILITIES & STOCKHOLDERS DEFICIT
Liabilities
Current Liabilities
Accounts Payable	$6,595	$-
Convertible Note Payable – Roran, net of debt discount	63,055	-
Accrued Interest Payable	163,261	147,569
Judgment Payable	10,427,300	10,427,300
Total Current Liabilities	10,660,211	10,574,869
Total Liabilities	10,660,211	10,574,869
Equity
Common Stock par value $1.00, 10,000,000 shares authorized, 1,915,548 shares issued and outstanding	1,915,548	1,915,548
Additional Paid-In Capital	15,539,813	15,479,680
Accumulated deficit	(28,110,948)	(27,970,097)
Total Stockholders’ Deficit	(10,655,587)	(10,574,869)
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$4,624	$-

WATERSIDE CAPITAL CORPORATION

Statements of Operations

For the years ended June 30, 2018 and 2017

	2018	2017
Income
Interest – Other	$—	$192
Total Income	—	192

Expenses

Realized and Unrealized Loss on Investments	—	100,425
Administrative Expenses	101,309	273,688
Interest Expense	39,542	—
Total Expenses	140,851	374,113

Net Loss	$(140,851)	$(373,921)

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	1,915,548	1,915,548
Net Loss Per Share	$(0.07)	$(0.20)

WATERSIDE CAPITAL CORPORATION

Statements of Stockholders’ Deficit

For the years ended June 30, 2018 and 2017

		Common Stock
		($1 Par Value)		Additional
			Par	Paid-In	Accumulated
		Shares	Value	Capital	Deficit	Total

7/01/2016	Balance	1,915,548	1,915,548	15,479,680	(27,596,176)	(10,200,948)

	Net Loss for the year	—	—	—	(373,921)	373,921

7/01/2017	Balance	1,915,548	1,915,548	15,479,680	(27,970,097)	(10,574,869)

	Beneficial Conversion Feature	—	—	60,133	—	60,133

	Net Loss for the year	—	—	—	(140,851)	(140,851)

6/30/2018	Balance	$1,915,548	1,915,548	15,539,813	(28,110,948)	(10,655,587)

WATERSIDE CAPITAL CORPORATION

Statements of Cash Flows

For the years ended June 30, 2018 and 2017

	2018	2017
Cash flows from operating activities:
Net loss	$(140,851)	$(373,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of interest	23,850
Loss on investments and other assets		104,000
Depreciation and amortization expense	—	438
Changes in assets and liabilities
Accounts payable	6,595	—
Accrued interest payable	15,692	—
Net cash used in operating activities	(94,714)	(269,483)

Cash flows from investing activities:
Proceeds from sale/settlement of investments	—	85,000

Net cash provided by investing activities	—	85,000

Cash flows from financing activities:
Payments on SBA judgment	—	(274,002)
Roran Capital: Loan from Roran	24,338	—
Roran Capital: Note from Roran	75,000	—

Net cash provided by (used in) financing activities	99,338	(274,002)

Net increase (decrease) in cash	4,624	(458,485)

Cash, beginning of year	—	458,485

Cash, end of year	$4,624	$—

Supplemental disclosure of non-cash investing activity
Transfer of note receivable to SBA to settle part of accrued interest	$—	$75,000